Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 9, 2021

Relating to Preliminary Prospectus Supplement dated July 9, 2021 and

Prospectus dated July 17, 2020

Registration No. 333-238518

APOLLO INVESTMENT CORPORATION

$125,000,000

4.500% Notes due 2026

PRICING TERM SHEET

July 9, 2021

The following sets forth the final terms of the 4.500% Notes due 2026 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated July 9, 2021, together with the accompanying prospectus dated July 17, 2020, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Apollo Investment Corporation (the “Company”)

Expected Security Ratings*:	Kroll (Exp): BBB-/Stable

Security:	4.500% Notes due 2026

Size:	$125,000,000

Maturity:	July 16, 2026

Trade Date:	July 9, 2021

Price to Public:	99.872%

Gross Spread:	1.500%

Net Proceeds to the
Company Before
Expenses:	$122,965,000

Coupon:	4.500%

Yield to Maturity:	4.529%

Spread to Benchmark	+375 bps
Treasury:

Benchmark Treasury:	0.875% due June 30, 2026

Benchmark Treasury	100-15 / 0.779%
Price / Yield:

Format:	SEC Registered

Settlement**:	July 16, 2021 (T+5)

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Interest Payment Dates:	January 16 and July 16, commencing January 16, 2022

Optional Redemption:

The Company may redeem in whole or in part at any time or from time to time at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date:

•   100% of the principal amount of the Notes to be redeemed, or

•   the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; provided, however, that if the Company redeems any Notes on or after June 16, 2026 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Change of Control:	Holders have the right to require the Company to repurchase the Notes at 100% of their principal amount plus accrued interest and unpaid interest, if any, in the event of a change of control repurchase event.

CUSIP / ISIN:	03761U AH9 / US03761UAH95

Sole Book-Running	BofA Securities, Inc.
Manager:

Joint Lead Managers:	Goldman Sachs & Co. LLC
MUFG Securities Americas Inc.

Co-Managers:	Apollo Global Securities, LLC
Barclays Capital Inc.
BMO Capital Markets Corp.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Keefe, Bruyette & Woods, Inc.
Mizuho Securities USA LLC
Natixis Securities Americas LLC

RBC Capital Markets, LLC Santander Investment Securities Inc. Truist Securities, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The Company expects that delivery of the Notes will be made to investors on or about July 16, 2021, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next two succeeding business days will be required by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date hereof or the next two succeeding business days should consult their advisors.

Apollo Global Securities, LLC is an affiliate of the Company and will receive a portion of the gross spread as an initial purchaser in the sale of the Notes.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The preliminary prospectus supplement dated July 9, 2021, together with an accompanying prospectus dated July 17, 2020, which have been filed with the Securities and Exchange Commission (the “SEC”), contain this and other information about the Company and should be read carefully before investing.

The information in the preliminary prospectus supplement and the accompanying prospectus, and in this announcement, is not complete and may be changed. The preliminary prospectus supplement, the accompanying prospectus and this announcement are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any state where such offer and sale is not permitted.

The Company has filed a registration statement, including a prospectus and a prospectus supplement with the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com.

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